UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-33758
CUSIP NUMBER:  36102A 207

(Check One):  Form 10-K ☒  Form 20-F ☐  Form 11-K ☐
Form 10-Q ☐  Form 10-D ☐   Form N-SAR ☐   Form N-CSR ☐

For Period Ended:  December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
    ☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fuqi International, Inc.

Full Name of Registrant

N/A

 Former Name if Applicable

5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North

 Address of Principal Executive Office (Street and Number)

Shenzhen, 518019, People’s Republic of China

 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and review all necessary information and disclosures in its Annual Report on Form 10-K for the year ended December 31, 2010 within the prescribed time period.  The Registrant requires additional efforts and time to accurately prepare and present all necessary disclosures.

As previously reported by the Registrant, the Registrant identified accounting errors that require a restatement of its condensed consolidated financial statements for the fiscal quarters ended March 31, June 30, and September 30, 2009 contained in its Quarterly Reports on Form 10-Q (the “Restatements”).  As of the date of filing of this Form 12b-25, the Registrant believes that the accounting errors that required the Restatements include errors related to (i) incorrect carve-out of the retail segment from the general ledger, (ii) unrecorded purchases and accounts payable. (iii) inadvertent inclusion of consigned inventory, (iv) incorrect and untimely recordkeeping of inventory movements of retail operation, and (v) incorrect diamond inventory costing, unrecorded purchases and unrecorded accounts payable.  In connection with the Restatements, management has identified material weaknesses in its disclosure controls and procedures and internal control over financial reporting that existed as of December 31, 2009, including the Registrant’s failure to design effective processes and procedures for its quarter- and year-end closing cycles and maintain effective controls related to control over its accounting and finance personnel to follow accounting policies and procedures properly, the inventory and purchasing cycles, the accounting of complex and non-routine transactions, internal audit function, and treasury function.  As a result of the material weaknesses, management expects to conclude that the Registrant’s disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2009.

The Registrant has also been unable to complete and file its Annual Report on Form 10-K for the year ended December 31, 2009 due to the time and effort required by the Registrant to conduct a review and analysis of the accounting errors, the impact of the accounting errors on its condensed consolidated financial statements, and preparation of the amended Quarterly Reports on Form 10-Q/A to present the Restatements, in addition to the time and effort required to complete the audit for the year ended December 31, 2009.  In addition, due to the foregoing, the Registrant has been unable to prepare and file its Quarterly Report on Form 10-Q for the three months ended March 31, 2010, its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010, and its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, by their respective due dates.  Due to additional time and efforts expended in an attempt to complete the Restatements and prepare and file the annual report for the year ended December 31, 2009 and quarterly reports for March 31, 2010, June 30, 2010, and September 30, 2010, the Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2010.   The Registrant will file its Annual Report on Form 10-K for the year ended December 31, 2010 as soon as it is able; however, the Registrant is not able to provide a reasonable estimate as to such filing at this time, which will not occur within the fifteenth calendar day after the prescribed due date for such report.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ching Wan Wong	852	6199-0741
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐  No ☒

In addition to the Annual Report on Form 10-K for the year ended December 31, 2010 and the amended Quarterly Reports on Form 10-Q/A to present the Restatements for each of the periods ended March 31, June 30, and September 30, 2009, the Registrant has failed to file the following periodic reports:

●	Annual Report on Form 10-K for the year ended December 31, 2009;
●	Quarterly Report on Form 10-Q for the three months ended March 31, 2010;
●	Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010; and
●	Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the years ended December 31, 2010 and 2009 because, as indicated above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Registrant is unable to prepare and review all necessary information and disclosures in its Annual Report on Form 10-K for the year ended December 31, 2010.  As such, the Registrant is unable to provide a reasonable estimate of the changes in the results of operations for fiscal 2010 as compared to fiscal 2009.

Fuqi International, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2011	By:	/s/ Ching Wan Wong
Name: Ching Wan Wong
Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).